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                               February 28, 2023

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition IV Co.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
IV Co.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 14,
2023
                                                            File No. 333-269095

       Dear Gordon Roth:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2023 letter.

       Form S-4/A filed February 14, 2023

       General

   1. We note your response to prior comment one, but disagree that Tigo Energy, Inc. ("Tigo")
                                                        is not a "covered
person" under Rule 14e-5. Accordingly, please provide your analysis on how the agreement for
Tigo to purchase common stock and private placement units would comply with Rule 14e-5.
   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
 Gordon Roth
FirstName LastNameGordon
Roth CH Acquisition IV Co. Roth
Comapany28,
February  NameRoth
            2023     CH Acquisition IV Co.
February
Page 2 28, 2023 Page 2
FirstName LastName
         combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
3. We note the use of the term "fully diluted" throughout the registration statement, although the information presented does not reflect conversion of the convertible note or exercise of certain warrants. Please revise the term appropriately, or alternatively revise the information to reflect full dilution.
Risk Factors
There are risks to our public shareholders who are not affiliates of the Sponsors..., page 71

4. We note your response to prior comment 41 and re-issue it in part. Please revise your risk factor disclosure to include a cross-reference to the discussion of the various interests disclosed on pages 136-40, 220-22, and 288-92.
Management of ROCG
Executive Compensation, page 134

5. We note your response to prior comment 33. Please further revise your disclosure to include compensation information for your directors, in addition to your executive officers.
ROCG Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 144

6. The disclosure on page 144 appears to indicate that ROCG issued a convertible note in an aggregate principal amount of $50 million on January 9, 2023; however, the disclosure on page 248 states Tigo issued a convertible note in an aggregate principal amount of $50 million on January 9, 2023. Please revise your disclosure to address this apparent discrepancy.
The Business Combination
Background of the Business Combination, page 200

7. We note your response to prior comment 23 that the references to forward purchase agreements (e.g., on pages 16 and 207) are to "transactions that would constitute capital raise transactions under the merger agreement and not transactions currently contemplated by ROCG." Please provide your analysis demonstrating how such agreements comply with Rule 14e-5.
 Gordon Roth
Roth CH Acquisition IV Co.
February 28, 2023
Page 3
Sponsors' Prior SPAC Experience, page 214

8. We note your response to prior comment 37. Please balance your disclosure by including the redemption levels experienced by the other SPACs (in connection with any extension request and/or the business combination) and by describing your management's experience with SPACs that have not yet completed a business combination.
Material U.S. Federal Income Tax Consequences, page 250

9. We note your response to prior comment 42. Revised disclosure on page 254 appears to indicate that the opinion to be filed by counsel to Tigo will relate to the tax consequences of the merger to holders of Tigo common stock. Please additionally file an opinion regarding the tax consequences to public shareholders of exercising or not exercising redemption rights.
Certain Relationships and Related Party Transactions
Related Party Loans, page 287

10. Please update your disclosure to reflect the issuance of the $200,000 promissory note reported on the Form 8-K filed on February 14, 2023.
Financial Statements and Supplementary Data, page F-1

11. Please include financial statements for the year ended December 31, 2022. Please similarly update your financial information throughout the filing. See Rule 8-08 of
         Regulation S-X.
       You may contact Jeff Gordon at 202-551-3866 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Jennifer Angelini at 202-551-3047 with any other questions.



FirstName LastNameGordon Roth                                  Sincerely,
Comapany NameRoth CH Acquisition IV Co.
                                                               Division of
Corporation Finance
February 28, 2023 Page 3                                       Office of
Manufacturing
FirstName LastName